                                                                  EXECUTION COPY


                            STOCK PURCHASE AGREEMENT


                                      among


                                 PEPSICO, INC.,

                            SEAGRAM ENTERPRISES, INC.

                                       and

                            THE SEAGRAM COMPANY LTD.




                            Dated as of July 20, 1998

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                             ARTICLE I

                            DEFINITIONS..............................   1
SECTION 1.1.  Definitions............................................   1

                            ARTICLE II
                    PURCHASE AND SALE OF SHARES......................   5
SECTION 2.1.  Purchase and Sale of Shares............................   5
SECTION 2.2.  Adjustments to Purchase Price..........................   5
SECTION 2.3.  Closing Date...........................................   5
SECTION 2.4.  Transactions to be Effected at the Closing.............   5

                            ARTICLE III
       REPRESENTATIONS AND WARRANTIES OF SELLER AND SEAGRAM..........   6
SECTION 3.1.  Authorization and Validity of Agreement................   6
SECTION 3.2.  Ownership of Shares....................................   6
SECTION 3.3.  Existence and Good Standing............................   6
SECTION 3.4.  Capitalization; Subsidiaries...........................   6
SECTION 3.5.  No Conflict............................................   7
SECTION 3.6.  Financial Statements...................................   7
SECTION 3.7.  Intellectual Property..................................   8
SECTION 3.8.  Tax Matters............................................   8
SECTION 3.9.  Title to Properties; Absence of Liens..................   9
SECTION 3.10. Legal Proceedings......................................   9
SECTION 3.11. Compliance with Laws; Permits and Licenses.............   9
SECTION 3.12. Employee Benefit Plans.................................  10
SECTION 3.13. Environmental Matters..................................  11
SECTION 3.14. Company's Business; Condition of the Business..........  12
SECTION 3.15. Brokers, Finders, etc..................................  12

                            ARTICLE IV
              REPRESENTATIONS AND WARRANTIES OF BUYER................  13
SECTION 4.1.  Authorization and Validity of Agreement................  13
SECTION 4.2.  Existence and Good Standing............................  13
SECTION 4.3.  No Conflict............................................  13
SECTION 4.4.  Legal Proceedings......................................  13
SECTION 4.5.  Purchase for Investment................................  14
SECTION 4.6.  Investigation..........................................  14
SECTION 4.7.  Financing..............................................  14
SECTION 4.8.  Brokers, Finders, etc..................................  14

                             ARTICLE V
                             COVENANTS...............................  14
SECTION 5.1.   Conduct of the Businesses of the Company..............  14

                                                                       PAGE
                                                                       ----
SECTION 5.2.   Access to Information; Confidentiality................  16
SECTION 5.3.   No Solicitation.......................................  16
SECTION 5.4.   Further Action; All Reasonable Efforts................  17
SECTION 5.5.   Antitrust Laws........................................  17
SECTION 5.6.   Employee Matters......................................  17
SECTION 5.7.   Public Disclosures....................................  22
SECTION 5.8.   Transition Services; Future Far-East Arrangements;
                  Subleases; Insurance Arrangements..................  22
SECTION 5.9.   Transferred Assets and Subsidiaries...................  23
SECTION 5.10.  Repayment of Intercompany Advances and
                  Receivables........................................  24
SECTION 5.11.  Financing.............................................  24
SECTION 5.12.  Buyer Acceptance of Business; Parties' Indemnification
                  for Future Losses..................................  24

                            ARTICLE VI
                       CONDITIONS PRECEDENT..........................  26
SECTION 6.1.  Conditions Precedent to Obligations of Parties.........  26
SECTION 6.2.  Conditions Precedent to Obligation of Buyer............  26
SECTION 6.3.  Conditions Precedent to the Obligation of Seller and
                  Seagram ...........................................  27

                            ARTICLE VII
                            TAX MATTERS..............................  27
SECTION 7.1.  Tax Indemnities........................................  27
SECTION 7.2.  Refunds and Tax Benefits...............................  29
SECTION 7.3.  Contests...............................................  30
SECTION 7.4.  Preparation of Tax Returns.............................  31
SECTION 7.5.  Cooperation and Exchange of Information................  31
SECTION 7.6.  Tax Sharing Arrangements...............................  32
SECTION 7.7.  Indemnity Payments to be Treated as Purchase Price
                Adjustments..........................................  32

                           ARTICLE VIII
                 TERMINATION, AMENDMENT AND WAIVER...................  32
SECTION 8.1.  Termination; Effect of Termination.....................  32
SECTION 8.2.  Amendments and Waivers.................................  33

                            ARTICLE IX
                           MISCELLANEOUS.............................  33
SECTION 9.1.  Non-Survival of Representations, Warranties
              and Covenants..........................................  33
SECTION 9.2.  Fees and Expenses......................................  33
SECTION 9.3.  Transfer Taxes.........................................  34
SECTION 9.4.  Notices................................................  34
SECTION 9.5.  Entire Agreement.......................................  35
SECTION 9.6.  Binding Effect; Benefit................................  35
SECTION 9.7.  Assignability..........................................  35
SECTION 9.8.  Section Headings.......................................  35
SECTION 9.9.  Counterparts...........................................  35

                                                                       PAGE
                                                                       ----
SECTION 9.10. GOVERNING LAW..........................................  35
SECTION 9.11. Severability...........................................  35
SECTION 9.12. Consent to Jurisdiction................................  35

EXHIBITS

Exhibit A        Transition Services Agreement
Exhibit B-1      Statement of Indicative Terms for Trademark and Assistance
                 Agreements
Exhibit B-2      Statement of Indicative Terms for India JV Agreement
Exhibit C        Statement of Indicative Terms for Seagram Subleases


SCHEDULES

Schedule 1.1     Transferred Assets and Transferred Subsidiaries
Schedule 3.4(b)  Company's Subsidiaries
Schedule 3.4(c)  Options
Schedule 3.5     Conflicts, Consents, etc.
Schedule 3.7(a)  Intellectual Property
Schedule 3.7(b)  Core Marks
Schedule 3.8     Tax Matters
Schedule 3.9     Title to Properties; Absence of Liens
Schedule 3.10    Legal Proceedings
Schedule 3.11    Compliance with Laws; Permits and Licenses
Schedule 3.12    Employee Benefit Plans
Schedule 3.13    Environmental Matters
Schedule 5.1     Conduct of Business Pending Closing
Schedule 5.6     Employee Matters

                                                                       EXHIBIT 2

                  STOCK PURCHASE AGREEMENT, dated as of July 20, 1998 (this "Agreement"), among PepsiCo, Inc., a North Carolina corporation ("Buyer"), Seagram Enterprises, Inc., a Delaware corporation ("Seller"), and The Seagram Company Ltd., a Canadian corporation ("Seagram").


                              W I T N E S S E T H:


                  WHEREAS, Seller owns all the issued and outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Tropicana Products, Inc., a Delaware corporation (the "Company"); and

                  WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares, upon the terms and subject to the conditions set forth herein;

                  NOW, THEREFORE, in consideration of the premises, and the mutual covenants and agreements herein set forth, the parties hereto hereby agree as follows:


                                    ARTICLE I
                                   DEFINITIONS

                  SECTION 1.1. Definitions. (a) Defined terms used in this Agreement have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

                  "Affiliate" of any Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

                  "Business" shall mean the Company, its subsidiaries, the Transferred Assets and the Transferred Subsidiaries and the business conducted thereby, all of which shall be taken as a whole.

                  "business day" shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks are required by law to be closed in The City of New York.

                  "Buyer Material Adverse Effect" shall mean any effect that is materially adverse to the ability of Buyer to consummate the transactions contemplated by this Agreement.

                  "Code" shall mean the Internal Revenue Code of 1986, as amended.

                  "Company Material Adverse Effect" shall mean any effect that is materially adverse to the business, financial condition, assets, liabilities or results of operations of the Business.

                  "Company Assets" shall mean the assets, properties and business of the Company and its subsidiaries.

                  "Form S-1" shall mean the Company's Registration Statement on Form S-1 (File No. 333-56783), as amended through Amendment No. 3 thereto filed on July 17, 1998 with the Securities and Exchange Commission, a copy of which has been previously delivered to Buyer.

                  "GAAP" shall mean U.S. generally accepted accounting principles as in effect from time to time.

                  "Internal Revenue Service" shall mean the U.S. Internal Revenue Service.

                  "Net Indebtedness" shall mean, as of any date, an amount equal to (a) all outstanding indebtedness of the Company and its subsidiaries for borrowed money as of such date (other than (i) indebtedness owed to Seagram and its affiliates which are repaid in accordance with Section
         5.10 and (ii) indebtedness of any non-wholly owned subsidiary of the Company that is guaranteed by any stockholder of such subsidiary other than the Company or any of the Company's affiliates), minus (b) the aggregate amount of all freely available cash and cash equivalents of the Company and its subsidiaries as of such date, as such indebtedness and amounts are reflected on the Closing Net Indebtedness Schedule prepared and delivered in accordance with Section 2.2.

                  "Person" shall mean any individual, corporation, partnership, joint venture, trust, association, organization, governmental authority or other entity.

                  "Subsidiary" shall mean, as to any Person, a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity as are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

                  "Tax" or "Taxes" shall mean all United States federal, state, provincial, local, territorial and foreign income, profits, franchise, license, capital, transfer, ad valorem, wage, severance, occupation, import, custom, gross receipts, payroll, sales, employment, use, property, real estate, excise, value added, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other taxes, duties, assessments or governmental tax charges of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

                  "Tax Authority" shall mean any domestic, foreign, federal, national, state, provincial, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

                  "Tax Return" shall mean all returns, declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or to be filed with any Tax Authority in connection with the determination, assessment or collection of Taxes.

                  "Transferred Assets" shall mean the assets and properties identified on Schedule 1.1 hereto that, as of the date hereof, are not currently owned by the Company or its subsidiaries, but which are part of Seagram's juice and juice beverage business and are to be transferred by or at the direction of Seagram to the Company or its subsidiaries in accordance with the provisions of Section 5.9.

                  "Transferred Subsidiaries" shall mean those subsidiaries listed on Schedule 1.1 hereto that, as of the date hereof, are not currently owned by the Company or its subsidiaries, but which are part of Seagram's juice and juice beverage business and are to be transferred by or at the direction of Seagram to the Company or its subsidiaries in accordance with the provisions of Section 5.9.

                  (b) For purposes of Articles III, V and VII, (i) all references to "the Company and its subsidiaries", "the Company or any of its subsidiaries" and "the Company's subsidiaries" shall be deemed to include the Transferred Assets and the Transferred Subsidiaries and the businesses conducted thereby, except where noted, and (ii) all references to "Company Assets" shall be deemed to include the Transferred Assets, except where noted.

                  (c) The following terms shall be used herein with the meanings given to them in the indicated Section:

                  Term                                                                                      Section
                  ----                                                                                      -------
                  Agreement................................................................................Preamble
                  Alternative Proposal..................................................................Section 5.3
                  Antitrust Division....................................................................Section 5.5
                  APBO Basis.........................................................................Section 5.6(f)
                  Asset Transfer Date................................................................Section 5.6(f)
                  Buyer....................................................................................Preamble
                  China Trademark and Assistance Agreement...........................................Section 5.8(b)
                  Closing...............................................................................Section 2.3
                  Closing Date..........................................................................Section 2.3
                  Closing Intercompany Receivables and Loans Schedule..................................Section 5.10
                  Closing Net Indebtedness Schedule.....................................................Section 2.2
                  Commitment Letters....................................................................Section 4.7
                  Common Stock.............................................................................Recitals
                  Company..................................................................................Recitals
                  Company Employees..................................................................Section 5.6(a)
                  Company Financial Statements..........................................................Section 3.6
                  Company Interim Financial Statements..................................................Section 3.6
                  Company Plans.....................................................................Section 3.12(a)
                  Company Year-End Financial Statements.................................................Section 3.6
                  Confidentiality Agreement..........................................................Section 5.2(b)

                                                                                                                  4
                  Environmental Laws................................................................Section 3.13(b)
                  ERISA.............................................................................Section 3.12(a)
                  Foreign Antitrust Approval............................................................Section 3.5
                  FTC...................................................................................Section 5.5
                  Goldman Sachs........................................................................Section 3.15
                  HSR Act...............................................................................Section 3.5
                  Indemnified Party.................................................................Section 5.12(d)
                  Indemnifying Party................................................................Section 5.12(d)
                  India JV Agreement.................................................................Section 5.8(b)
                  India Trademark and Assistance Agreement...........................................Section 5.8(b)
                  Intellectual Property..............................................................Section 3.7(c)
                  JES................................................................................Section 5.6(e)
                  JES Pension Plan...................................................................Section 5.6(f)
                  JES Savings Plan...................................................................Section 5.6(e)
                  Liens.................................................................................Section 3.2
                  Litigation...........................................................................Section 3.10
                  Losses............................................................................Section 5.12(b)
                  March Balance Sheet...................................................................Section 3.6
                  March Balance Sheet Date..............................................................Section 3.6
                  Options............................................................................Section 3.4(c)
                  Permitted Liens.......................................................................Section 3.9
                  Purchase Price........................................................................Section 2.1
                  Savings Plan Transfer Date.........................................................Section 5.6(e)
                  Seagram..................................................................................Preamble
                  Seagram Subleases..................................................................Section 5.8(c)
                  Securities Act........................................................................Section 4.5
                  Seller...................................................................................Preamble
                  Shares...................................................................................Recitals
                  Transferred Employees..............................................................Section 5.6(f)
                  Transition Services Agreement......................................................Section 5.8(a)
                  TRIP...............................................................................Section 5.6(f)
                  Tropicana Savings Plan.............................................................Section 5.6(e)
                  WARN...............................................................................Section 5.6(j)

                                   ARTICLE II
                           PURCHASE AND SALE OF SHARES

                  SECTION 2.1. Purchase and Sale of Shares. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase from Seller, all of the Shares. The aggregate purchase price to be paid by Buyer for all of the Shares shall be $3.3 billion, minus any adjustments to such amount pursuant to Section
2.2 below (the "Purchase Price"). The Purchase Price shall be paid in cash, in its entirety, by wire transfer in immediately available funds, to an account designated by Seller at least two business days prior to the Closing.

                  SECTION 2.2. Adjustments to Purchase Price. At least three business days prior to the Closing Date, Seller and Seagram shall deliver to Buyer a schedule (the

"Closing Net Indebtedness Schedule") setting forth the aggregate amount of Net Indebtedness of the Company and its subsidiaries to be outstanding as of the Closing Date. Buyer shall promptly review the Net Indebtedness Schedule and promptly give Seller and Seagram notice of any objections to any items reflected thereon, provided that, if Buyer fails to make any such objection by the business day prior to Closing, Buyer shall be deemed to agree to the calculation of Net Indebtedness on such schedule. If Buyer disagrees with any item contained on the Closing Net Indebtedness Schedule, Seller, Seagram and Buyer shall attempt promptly to resolve such disagreement in good faith. The Purchase Price to be paid pursuant to Section 2.1 shall be decreased by the aggregate amount of Net Indebtedness reflected on the agreed Closing Net Indebtedness Schedule.

                  SECTION 2.3. Closing Date. The closing of the purchase and sale of the Shares (hereinafter called the "Closing") shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, on August 25, 1998 (but in no event earlier than the business day following the satisfaction or waiver of the conditions set forth in Article VI), or at such other time, date and place as shall be fixed by agreement of the parties hereto (the date on which the Closing actually occurs being hereinafter referred to as the "Closing Date").

                  SECTION 2.4. Transactions to be Effected at the Closing. At the Closing:

                  (a) Seller shall deliver to Buyer certificates representing the Shares being sold by Seller hereunder, duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed; and

                  (b) Buyer shall deliver to Seller payment of the Purchase Price to be paid to Seller as provided in Section 2.1.

                                   ARTICLE III
              REPRESENTATIONS AND WARRANTIES OF SELLER AND SEAGRAM

                  Each of Seller and Seagram represents and warrants to Buyer as follows:

                  SECTION 3.1. Authorization and Validity of Agreement. Each of Seller and Seagram has all requisite corporate power to execute, deliver and perform under this Agreement. The execution, delivery and performance by Seller and Seagram of this Agreement and the consummation by Seller and Seagram of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Seller and Seagram and, assuming due authorization, execution and delivery by Buyer, is a legal, valid and binding obligation of each of Seller and Seagram, enforceable against Seller and Seagram, respectively, in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors' rights generally and by general equity principles.

                  SECTION 3.2. Ownership of Shares. As of the date hereof and at the Closing Date, Seller owns and will own, beneficially and of record, all of the Shares, free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever (collectively, "Liens"). At the Closing Date, Seller will transfer to Buyer good and marketable title to the Shares, free and clear of all Liens (other than any Liens created by Buyer).

                  SECTION 3.3. Existence and Good Standing. Each of Seller, Seagram, the Company and the Company's subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of the Company and its subsidiaries is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be duly qualified to transact business, would not, individually or in the aggregate, have a Company Material Adverse Effect.

                  SECTION 3.4. Capitalization; Subsidiaries. (a) The authorized capital stock of the Company consists of (i) 1,000 shares of Common Stock, of which 100 shares are issued and outstanding and owned by Seller as of the date hereof, and (ii) 1,100,000 shares of Preferred Stock, par value $100 per share, none of which shares are issued or outstanding. All of the Shares are validly issued, fully paid and nonassessable, and are not subject to, nor were they issued in violation of, any preemptive rights.

                  (b) Schedules 3.4(b) and 1.1 contain accurate and complete lists of all of the Company's subsidiaries as of the date hereof and all of the Transferred Subsidiaries as of the Closing Date, respectively. Each of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for any directors' qualifying shares and except as set forth on Schedule 3.4(b), all such shares are owned by the Company or another wholly owned subsidiary of the Company, free and clear of all Liens. Except as otherwise provided in Section 5.9, at Closing, each of the outstanding shares of capital stock of each Transferred Subsidiary will be duly authorized, validly issued, fully paid and nonassessable and, except for any directors' qualifying shares and except as set forth on Schedule 1.1, all such shares shall be owned by the Company or another wholly owned subsidiary of the Company, free and clear of all Liens.

                  (c) Except as set forth above and except as set forth on
Schedule 3.4(c), there are outstanding (A) no options or other rights to acquire from the Company or its subsidiaries, and no obligation of the Company or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or its subsidiaries ("Options"), (B) no shares of capital stock or other voting securities of the Company or its subsidiaries and (C) no securities of the Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or its subsidiaries.

                  SECTION 3.5. No Conflict. Except as set forth on Schedule 3.5 and except for (a) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1996 (the "HSR Act"), (b) compliance with any foreign or multinational antitrust or competition legislation identified on Schedule 3.5 (collectively, the "Foreign Antitrust Approvals") or (c) filings under the federal securities laws, the execution, delivery and performance of this Agreement by Seller and Seagram and the consummation of the transactions contemplated hereby do not and will not: (i) violate any provision of the charter or by-laws or other organizational documents of Seller,

Seagram, the Company or any of the Company's subsidiaries; (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Seller, Seagram, the Company or any of the Company's subsidiaries or by which Seller, Seagram, the Company or any of the Company's subsidiaries or their respective properties or assets are bound or affected; (iii) require Seller, Seagram, the Company or any of the Company's subsidiaries to obtain any consent, approval or authorization of or make any filing with or give any notice to, any governmental or regulatory body or judicial authority; or (iv) conflict with, constitute a default under, result in a breach or acceleration of, or require notice to or the consent of any third party under any contract, agreement, commitment, mortgage, note, license or other instrument or obligation to which Seller, Seagram, the Company or any of the Company's subsidiaries is a party or by which Seller, Seagram, the Company or any of the Company's subsidiaries is bound; except in the case of clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, have a Company Material Adverse Effect.

                  SECTION 3.6. Financial Statements. Seller and Seagram have caused the Company to furnish to Buyer a complete and correct copy of (a) the audited combined balance sheets of the Company and its subsidiaries as of December 29, 1996 and December 28, 1997, and the audited related statements of operations, business equity and comprehensive income (loss) and cash flows for the years ended December 24, 1995, December 29, 1996 and December 28, 1997, together with the notes thereto, in each case audited by Price Waterhouse LLP (such financial statements, the "Company Year-End Financial Statements"), and
(b) the unaudited combined balance sheet of the Company and its subsidiaries dated as of March 29, 1998 (the "March Balance Sheet"; the date of the March Balance Sheet shall be referred to as the "March Balance Sheet Date") and the related statements of operations, business equity and comprehensive income
(loss) and cash flows for the three months ended March 30, 1997 and March 29, 1998 (the "Company Interim Financial Statements"; together with the Company Year-End Financial Statements, the "Company Financial Statements"). The Company Financial Statements present fairly in all material respects the consolidated financial condition and results of operations of the Business, as of the dates and for the periods indicated. The Company Financial Statements have been prepared in accordance with GAAP, consistently applied except where expressly indicated.

                  SECTION 3.7. Intellectual Property. (a) Except as set forth on
Schedule 3.7(a), (i) the Company and its subsidiaries have all right, title, and interest in and to or valid and enforceable licenses with respect to all Intellectual Property, in each case used in or necessary to the Business as now conducted, (ii) the Company and its subsidiaries are not making use of any confidential information or trade secrets of others in breach of any agreement to which the Company or its subsidiaries is a party, and (iii) no written claims have been asserted by any Person (x) to the effect that the manufacture, use, or sale of any product or the use of any process now used or offered by the Company or its subsidiaries infringes on or against any intellectual property of such Person, or (y) challenging or questioning the validity or effectiveness of any Intellectual Property, except, in the case of clause (i), (ii) or (iii), where the failure to have such right, title or interest, or where the existence of such breach or claim, would not, individually or in the aggregate, have a Company Material Adverse Effect.

                  (b) Except as set forth on Schedule 3.7(b), neither Seller, Seagram, the Company nor any of the Company's subsidiaries has granted any license or entered into any other agreement that would restrict the Company's or its subsidiaries' rights to use and exploit any of the "core marks" (as identified on Schedule 3.7(b)) with respect to the beverages in International Class 32 in any country where the Business is currently conducted.

                  (c) As used in this Section, the term "Intellectual Property" shall mean all patents, patent applications, trademarks, trade names, brand names, inventions, processes, formulae, copyrights, copyright applications, know-how, confidential information (including trade secrets) and like rights recognized by law developed by the Company or its subsidiaries or used in the Business.

                  SECTION 3.8. Tax Matters. Except as set forth in the Form S-1:
(a) all Tax Returns required to be filed by, or with respect to any activities of, the Business prior to the date hereof have been filed (except those under valid extension); (b) all Taxes have been paid or adequately provided for on the Company Financial Statements (unless such Taxes are being contested in good faith); (c) there is no action, suit, proceeding, investigation, claim or audit now pending against, or with respect to, the Business in respect of any Taxes or assessments which, if determined adversely to the Business, would have a Company Material Adverse Effect; and (d) Seller is not a "foreign person" within the meaning of Section 1445 of the Code.

                  SECTION 3.9. Title to Properties; Absence of Liens. Except as set forth on Schedule 3.9 or in the Form S-1, the Company and its subsidiaries have good and marketable title to all of their respective material real and personal properties, and, at Closing will have good and marketable title to all of their respective material Transferred Assets, in each case free and clear of all Liens, except (i) Liens for current property taxes not yet due and payable or being contested in good faith by appropriate proceedings, (ii) statutory Liens of landlords, carriers, warehousemen, and other Liens imposed by law incurred in the ordinary course of business for amounts not then delinquent,
(iii) Liens reflected on the March Balance Sheet, (iv) Liens consisting of zoning or planning restrictions or regulations, easements, permits, restrictive covenants or encroachments or irregularities in, or exceptions to, title thereto, and (v) Liens that would not have a Company Material Adverse Effect (collectively, "Permitted Liens").

                  SECTION 3.10. Legal Proceedings. Except as set forth on
Schedule 3.10 or in the Form S-1, there is no litigation, proceeding or governmental investigation (collectively, "Litigation") to which Seller, Seagram, the Company or any of the Company's subsidiaries is a party pending or, to the knowledge of Seller or Seagram, threatened against Seller, Seagram, the Company or any of the Company's subsidiaries or any properties or rights of Seller, Seagram, the Company or any of the Company's subsidiaries or any other properties or rights included in the Transferred Assets which would, individually or in the aggregate, result in a Company Material Adverse Effect or which would have a materially adverse effect on Seller's or Seagram's ability to consummate the transactions contemplated by this Agreement. Neither Seller, Seagram nor the Company or any of the Company's subsidiaries is in violation of any term of any judgment, writ, decree, injunction or order entered by any court or governmental authority and outstanding against it or any properties or rights of Seller, Seagram, the Company or any of the Company's subsidiaries or any other properties or rights included in Transferred Assets, except for such violations which would not, individually or in the aggregate, have a Company Material Adverse Effect or which would not have a materially adverse effect on Seller's or Seagram's ability to consummate the transactions contemplated by this Agreement.

                  SECTION 3.11. Compliance with Laws; Permits and Licenses. (a) Except as set forth on Schedule 3.11 or in the Form S-1, the Company and its subsidiaries are in compliance with each law, regulation, ordinance and code promulgated by any federal, state, local or foreign governmental authority applicable to the operation, conduct or ownership of the Business or the properties used therein, except where the failure to comply with any such law, regulation, ordinance or code would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date hereof, neither Seller nor Seagram expects any of the matters referenced in Schedule 3.11 relating to compliance with Environmental Laws to have a Company Material Adverse Effect.


                  (b) Except as set forth on Schedule 3.11 or in the Form S-1, the Company and its subsidiaries have each license, permit, consent, approval, authorization, qualification and order of any governmental authority necessary to enable the Company and its subsidiaries to continue to conduct their respective businesses as now conducted, except where the failure to have any such license, permit, consent, approval, authorization, qualification or order would not, individually or in the aggregate, have a Company Material Adverse Effect.

                  SECTION 3.12. Employee Benefit Plans. (a) Except as set forth on Schedule 3.12 (the plans and arrangements disclosed in such Schedule 3.12 being the "Company Plans"), the Company Employees (as defined in Section 5.6) and former employees of the Company and its Subsidiaries are not eligible to participate in, do not participate in and are not covered by any material "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), severance, change-in-control or employment plan or program, stock option, bonus plan, or incentive plan, deferred compensation plan, share appreciation right, life insurance, survivor benefit or similar plans, policies or arrangements or program or employment agreement providing for annual base salary and bonus in excess of $250,000 per individual employee. True and complete copies or descriptions of the Company Plans have been or will be made available to Buyer.

                  (b) Except as set forth on Schedule 3.12, each Company Plan has been administered and is in compliance with the terms of such Plan and all applicable laws, rules and regulations, except where the failure thereof would not, individually or in the aggregate, have a Company Material Adverse Effect.

                  (c) Except as set forth on Schedule 3.12, each Company Plan intended to be qualified within the meaning of section 401(a) of the Code has received a favorable determination from the Internal Revenue Service.

                  (d) Except where the liability would not have a Company Material Adverse Effect: (i) no "reportable event" (as such term is used in section 4043 of ERISA) (other than those events for which the 30-day notice has been waived pursuant to the regulations) or non-exempt prohibited transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Company Plan, and (ii) no "accumulated funding deficiency" (as such term is used in section 412 or 4971 of the Code) has occurred during the last five years with respect to any Company Plan.

                  (e) No litigation or administrative or other proceeding involving any Company Plans has occurred or, to the knowledge of Seller or Seagram, is threatened where an adverse determination would result in liability that would have a Company Material Adverse Effect.

                  (f) Except as set forth on Schedule 3.12, the Company has not contributed to any "multiemployer plan" (within the meaning of section 3(37) of ERISA) and neither the Company nor any member of its controlled group has incurred any withdrawal liability which remains unsatisfied in an amount which would result in liability that would have a Company Material Adverse Effect.

                  (g) No Company Plan has been terminated, where such termination has resulted in liability under Title IV of ERISA that would have a Company Material Adverse Effect.

                  (h) Except pursuant to the arrangements listed on Schedule 3.12, as set forth on the Company Financial Statements, as contemplated by this Agreement, or as would not have a Company Material Adverse Effect, the execution of this Agreement and the consummation of the transactions contemplated herein will not, in and of itself, result in any payment (whether of severance pay or otherwise) becoming due from or under any Company Plan to any current or former director, officer, consultant or employee of the Company or any of its subsidiaries or result in the vesting, acceleration of payment or increases in the amount of any benefit payable under any Company Plan to or in respect of any such current or former director, officer, consultant or employee.

                  (i) Except as contemplated by this Agreement, there has been no amendment to, written interpretation of or announcement by Seller, Seagram or the Company relating to any Company Plan that would increase by more than 25% the expense of maintaining such Company Plan above the level of the expense incurred in respect thereof since the last day of the most recently completed fiscal year.

                  (j) Except as set forth in Schedule 3.12 or in the Form S-1 or as would not result in a Company Material Adverse Effect, (i) to the knowledge of Seller or Seagram, there are no labor disputes of a material nature pending between the Company or its subsidiaries, on the one hand, and any of their employees, on the other hand, and there are no known organizational efforts presently being made involving any of such employees and (ii) each of the Company and its subsidiaries has complied in all material respects with all laws relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and other taxes, and is not liable for any arrearage of wages or any taxes or penalties for failure to comply with the foregoing.

                  (k) Employee Communications. Seller, Seagram and Buyer shall use their reasonable efforts to cooperate in making any communications with Company Employees and former employees of the Company regarding the transactions contemplated by this Agreement.

                  (l) Non-Solicitation. Unless Buyer otherwise agrees in writing, for a period of 12 months from the date of this Agreement, Seller, Seagram and their affiliates, will not actively and directly solicit any officer, manager or key employee of the Company to become employed by Seller, Seagram or any of their affiliates, except that Seller, Seagram and/or their affiliates shall not be precluded from hiring any such officer, manager or key employee whose employment has been terminated by the Company.

                  SECTION 3.13. Environmental Matters. (a) Except as set forth on Schedule 3.13 or in the Form S-1, (i) the Company, its subsidiaries and the Transferred Assets are in compliance with all Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a Company Material Adverse Effect, and (ii) to the knowledge of Seller or Seagram, there are not, with respect to the Company, any of its subsidiaries or the Transferred Assets during the last three years, any past violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, contractual obligations or other legal requirements that may give rise to any liability, cost or expense under any Environmental Laws, which liabilities, costs or expenses, either individually or in the aggregate, would have a Company Material Adverse Effect. As of the date hereof, neither Seller nor Seagram expects any of the matters referenced in Schedule 3.13 to have a Company Material Adverse Effect.

                  (b) As used in this Section, the term "Environmental Laws" means the applicable common law and all applicable federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of, or exposure to, chemicals, pollutants, contaminants, asbestos-containing materials or industrial, toxic or hazardous substances or wastes into the environment, as well as all applicable authorizations or codes, decrees, injunctions, judgments, licenses, orders, permits or regulations in effect thereunder.

                  SECTION 3.14. Company's Business; Condition of the Business.
(a) Except as otherwise contemplated by this Agreement and except for the corporate services currently provided to the Company by or at the direction of Seagram which after the Closing will be provided either pursuant to the Transition Services Agreement or by third parties, as of the Closing Date, the Company and its subsidiaries will have all right, title and interest to the businesses, assets and properties (real and personal, tangible and intangible) necessary to conduct in all material respects the juice and juice beverage businesses currently conducted by Seagram and its affiliates.

                  (b) Since the March Balance Sheet Date, (i) there has been no material adverse change in the Business or in the financial condition, assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole, (ii) the Business has been conducted in the ordinary course of business consistent with past practice and (iii) except as otherwise contemplated by this Agreement, there has not been any action which, if it had been taken after the date hereof, would have required the consent of Buyer under
Section 5.1.

                  SECTION 3.15. Brokers, Finders, etc. Neither Seller, Seagram nor the Company and the Company's subsidiaries have employed any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's, investment banker's or similar fee or commission in connection with such transactions, except Goldman, Sachs & Co. ("Goldman Sachs") has been retained as financial advisor to Seagram for the transactions contemplated hereby.

                  Neither Seller nor Seagram makes any representation or warranty whatsoever, express or implied, except those representations and warranties contained in this Article III. Disclosure of any fact or item in any Schedule hereto referenced by a particular paragraph or Section in this Agreement shall, should the existence of the fact or item or its contents be relevant to any other paragraph or Section, be deemed to be disclosed with respect to that other paragraph or Section whether or not a specific cross reference appears.

                                   ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF BUYER

                  Buyer represents and warrants to Seller and Seagram as follows:

                  SECTION 4.1. Authorization and Validity of Agreement. Buyer has all requisite corporate power to execute, deliver and perform under this Agreement. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller and Seagram, is a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors' rights generally and by general equity principles.

                  SECTION 4.2. Existence and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted.

                  SECTION 4.3. No Conflict. Except for filings under the HSR Act and receipt of any Foreign Antitrust Approvals, the execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby do not and will not: (i) violate any provision of the organizational documents of Buyer or its subsidiaries; (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Buyer or its subsidiaries or by which Buyer or its subsidiaries or their respective properties or assets are bound or affected; (iii) require Buyer or its subsidiaries to obtain any consent, approval or authorization of or make any filing with or give any notice to, any governmental or regulatory body or judicial authority; or (iv) conflict with, constitute a default under, result in a breach or acceleration of, or require notice to or the consent of any third party under any contract, agreement, commitment, mortgage, note, license or other instrument or obligation to which Buyer or its subsidiaries is a party or by which Buyer or its subsidiaries is bound; except in the case of clauses (ii),
(iii) and (iv) as would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

                  SECTION 4.4. Legal Proceedings. There is no Litigation to which Buyer or any of its subsidiaries is a party pending or, to the knowledge of Buyer, threatened against Buyer or any of its subsidiaries or any properties or rights of Buyer or any of its subsidiaries which would, individually or in the aggregate, result in a Buyer Material Adverse Effect. Neither Buyer nor any of its subsidiaries is in violation of any term of any judgment, writ, decree, injunction or order entered by any court or governmental authority and outstanding against it or any properties or rights of Buyer or any of its subsidiaries, except for such violations which would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

                  SECTION 4.5. Purchase for Investment. Buyer is aware that no Shares are registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws. Buyer is not an underwriter, as such term is defined under the Securities Act, and Buyer will acquire the Shares for its own account for investment and not with a view toward any resale or distribution thereof in violation of U.S. federal or state securities laws and with no present intention of distributing or reselling any part thereof.

                  SECTION 4.6. Investigation. Buyer is experienced in the acquisition and management of businesses. To the knowledge of Buyer and except to the extent the Buyer has otherwise advised Seller and Seagram in writing, none of the representations or warranties in Article III is untrue or incorrect.

                  SECTION 4.7. Financing. Buyer either (a) has available on hand, from its working capital and/or currently available unrestricted credit facilities or (b) has obtained binding commitment letters (the "Commitment Letters"), with a reputable financial institution or institutions, which letters are currently in effect and contain no conditions that could impair the ability of Buyer to timely perform its obligations hereunder, for all financing (both equity and debt) that will be required to provide all funds necessary to enable Buyer to consummate the transactions contemplated by this Agreement and to provide adequate working capital for the Company and its subsidiaries following the Closing. True and complete copies of the Commitment Letters (if obtained) have been previously delivered to Seller and Seagram.

                  SECTION 4.8. Brokers, Finders, etc. Except for Lehman Brothers Inc., neither Buyer nor any of its subsidiaries has employed any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's, investment banker's or similar fee or commission in connection with such transactions.

                  Buyer does not make any representation or warranty whatsoever, express or implied, except those representations and warranties contained in this Agreement (including any Schedule or Exhibit hereto) or in any certificate required to be delivered to Seller or Seagram hereunder. Disclosure of any fact or item in any Schedule hereto referenced by a particular paragraph or Section in this Agreement shall, should the existence of the fact or item or its contents be relevant to any other paragraph or Section, be deemed to be disclosed with respect to that other paragraph or Section whether or not a specific cross reference appears.

                                    ARTICLE V
                                    COVENANTS

                  SECTION 5.1. Conduct of the Businesses of the Company. Seller and Seagram agree, jointly and severally, that, except as otherwise contemplated by this Agreement and except as set forth on Schedule 5.1 or in the Form S-1, without the prior written consent of Buyer (which consent will not be unreasonably withheld), during the period commencing on the date hereof and ending at the Closing Date:

                  (a) the Business shall be conducted only in the ordinary course of business consistent with past practice;

                  (b) Seller, Seagram, the Company and the Company's subsidiaries shall use all reasonable efforts to preserve substantially intact the business organization of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations;

                  (c) the Company and its subsidiaries will not amend their respective charter, bylaws or other organizational documents;

                  (d) the Company and its subsidiaries will not issue or agree to issue any additional shares of capital stock of any class or series, or any securities convertible into or exchangeable for shares of its capital stock or issue any options, warrants or other rights to acquire any shares of its capital stock, nor will Seagram or Seller encumber the Shares in any way;

                  (e) the Company and its subsidiaries will not declare, set aside, make or pay any dividend or other distribution, payable with respect to any of its capital stock;

                  (f) the Company and its subsidiaries will not sell, transfer, lease, license, pledge, mortgage, or otherwise dispose of, or encumber any assets or properties, real, personal or mixed, that are material, individually or in the aggregate, to the Business, except sales of inventory in the ordinary course of business consistent with past practice and dispositions of obsolete or unnecessary assets;

                  (g) neither the Company nor any of its subsidiaries will (i) cancel any debts or waive any claims or rights, except in the ordinary course of business consistent with past practice, (ii) make any loans or advances (other than routine advances to employees and any intercompany loans made to or intercompany cash sweeps by Seagram or its subsidiaries consistent with past practice), (iii) make or commit to make any capital expenditure, other than (A) of the types and in the amounts set forth in the Company's current projections for capital expenditures (copies of which have been previously delivered to Buyer) or (B) for additional capital expenditures in an aggregate amount not to exceed $25 million; or (iv) except with respect to endorsement of negotiable instruments in the ordinary course of its business consistent with past practice, incur, assume or guarantee any indebtedness for borrowed money, other than purchase money borrowings, indebtedness for borrowed money incurred in the ordinary course of business

         (including intercompany borrowings from Seagram or any of its subsidiaries), refundings of existing indebtedness and other indebtedness for borrowed money in an amount not exceeding $25 million;

                  (h) the Company and its subsidiaries will not grant any increase in the compensation of directors, officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or any Company Plan), except (i) as may be required under currently existing agreements, plans or arrangements or (ii) in the ordinary course of business consistent with past practice (including, without limitation, annual salary increases to Company employees);

                  (i) except as may be required as a result of a change in law or in GAAP, the Company will not change in a material way any of the accounting practices or principles used by it;

                  (j) neither Seller, Seagram, the Company nor the Company's subsidiaries will take or agree to take any action that would have a Company Material Adverse Effect or create a material adverse change with respect to the Business;

                  (k) neither Seller, Seagram, the Company nor the Company's subsidiaries shall grant any license or enter into any other agreement that would restrict the Company's or its subsidiaries' rights to use and exploit any of the "core marks" (as identified on Schedule 3.7(b)) with respect to beverages in International Class 32 in any country where the Business is currently conducted; and

                  (l) neither Seller, Seagram, the Company nor the Company's subsidiaries will agree, whether in writing or otherwise, to do any of the foregoing.

                  SECTION 5.2. Access to Information; Confidentiality. (a) Prior to Closing and subject to the provisions of the Confidentiality Agreement referred to below, Seller and Seagram agree to (i) give or cause to be given to Buyer and its employees, advisors and other representatives complete access, during normal business hours, to the offices, employees, properties, books and records of the Company and its subsidiaries as Buyer may from time to time reasonably request and (ii) furnish or cause to be furnished to Buyer such financial and operating data and other information with respect to the Company and its subsidiaries as Buyer may from time to time reasonably request. No investigation made by Buyer and its employees, advisors and other representatives shall affect the representations, warranties and agreements made by Seller and Seagram pursuant to this Agreement, and each such representation, warranty and agreement shall survive any such investigation in accordance with the terms of this Agreement.

                  (b) All information provided or obtained pursuant to the foregoing shall be held by Buyer in accordance with and subject to the terms of the Confidentiality Agreement, dated as of June 25, 1998 (the "Confidentiality Agreement"), among Seagram, the Company and Buyer.

                  SECTION 5.3. No Solicitation. During the period from the date hereof until the Closing Date, each of Seller and Seagram agrees not to, and to cause the Company and their respective officers, directors, employees or advisors acting on their behalf not to, solicit, initiate or engage in any other proposals or offers from any person relating to any of the matters contemplated by this Agreement, including, without limitation, a merger or other business combination or public offering involving the Company or any of its subsidiaries, or offer to acquire in any manner, directly or indirectly, the outstanding equity of or a substantial portion of the assets of the Company and its subsidiaries (collectively, an "Alternative Proposal"). Seller and Seagram shall immediately cease and cause to be terminated all existing discussions, negotiations and other communications with any persons with respect to any Alternative Proposal.

                  SECTION 5.4. Further Action; All Reasonable Efforts. Subject to the terms and conditions hereof, Seller, Seagram and Buyer agree to use all reasonable efforts to take, or cause to be taken, promptly all actions and to do, or cause to be done, promptly all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation obtaining prior to Closing all licenses, certificates, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other persons as are necessary or desirable for the consummation of the transactions contemplated hereby, including, but not limited to, such consents and approvals as may be required under the HSR Act as set forth below and any state or foreign legislation and those of any counterparties to significant agreements. Seller, Seagram and Buyer shall cooperate fully with each other to the extent reasonable in connection with the foregoing and no party hereto will take any action for the purpose of delaying, impairing or impeding the receipt of any required or desirable consent, authorization, order or approval or the making of any required filing or registration.

                  SECTION 5.5. Antitrust Laws. Seller and Seagram, on the one hand, and Buyer, on the other hand, shall timely and promptly make all filings which may be required by each of them in connection with the consummation of the transactions contemplated hereby under the HSR Act and any state, foreign or multinational antitrust legislation or by any foreign or multinational governmental authority, and the parties shall respectively use all reasonable efforts to cause the prompt termination or expiration of the applicable waiting period under such laws. Seller and Seagram, on the one hand, and Buyer, on the other hand, agree that their respective initial filings under the HSR Act and in respect of any Foreign Antitrust Approval shall be made no later than the fifth business day following the date of this Agreement. Each party shall furnish to the other such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any U.S. federal or state or foreign or multinational governmental agency, including, without limitation, any filings necessary under the provisions of the HSR Act. Each party shall provide the other party the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or its representatives, on the one hand, and the Federal Trade Commission (the "FTC"), the Antitrust Division of the United States Department of Justice (the "Antitrust Division") or any state, foreign or multinational governmental agency or members of their respective staffs, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Each party agrees to inform promptly the other party of any communication made by or on behalf of such party to, or received by or on behalf of such party from, the FTC, the Antitrust Division or any other state, foreign or multinational governmental authority regarding any of the transactions contemplated hereby.

                  SECTION 5.6. Employee Matters. (a) General. Effective as of the Closing Date, except as set forth on Schedule 5.6, employees of the Company and its Subsidiaries (collectively, "Company Employees") shall cease participation in all plans, programs, policies and arrangements maintained for their benefit by Seller, Seagram or any of Seagram's affiliates (other than the Company and its Subsidiaries). Commencing on the Closing Date and through the period ending on December 31, 1999, Buyer shall, or shall cause the Company (or any successor thereof) to, provide the Company Employees and former employees of the Company with compensation and benefits that are comparable in the aggregate to those currently provided to such Company Employees and former employees.

                  (b) Service Credit. Buyer shall cause each Company Employee to be given credit for all purposes (including for accrual of benefits under any defined benefit plans, except where to do so would result in a duplication of benefits) for all service prior to the Closing Date with the Company and its Affiliates (to the extent taken into account under similar plans, programs and arrangements in effect immediately prior to the Closing Date) under each employee benefit plan, program and arrangement maintained for the benefit of such Company Employee on or after the Closing Date.

                  (c) Pre-Existing Conditions. With respect to any "employee welfare benefit plans" (within the meaning of Section 3(1) of ERISA) maintained for the benefit of Company Employees on and after the Closing Date, Buyer shall
(i) cause there to be waived any pre-existing condition limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees with respect to similar plans maintained by Seller or Seagram (or their controlled affiliates) for their benefit immediately prior to the Closing Date.

                  (d) Vacation and Sick Leave. With respect to any accrued but unused vacation time and sick leave to which any Company Employee is entitled pursuant to the vacation and sick leave policy applicable to such employee immediately prior to the Closing Date, Buyer shall allow such employee to utilize such accrued vacation time and sick leave; provided, however, that if Buyer deems it necessary to disallow such employee from taking such accrued vacation or sick leave or the employment of such employee terminates for any reason prior to the time such vacation or sick leave off can be utilized, Buyer shall be liable for and pay in cash to each such employee an amount equal to salary and wages in respect of such accrued vacation or sick leave .

                  (e) 401(k) Plan. Effective as of the Closing Date, Buyer shall adopt or shall cause the Company to adopt a 401(k) plan ("Tropicana Savings Plan") and related trust for the benefit of Company Employees, to which assets and liabilities of Company Employees participating in the Retirement and Savings Plan for Employees of Joseph E. Seagram & Sons and Affiliates ("JES Savings Plan") immediately prior to the Closing Date shall be transferred as promptly as practicable thereafter. For purposes of this Section 5.6(e), "Company Employees" shall include terminated employees of the Company who maintain account balances in the JES Savings Plan immediately prior to the Closing Date, as well as any employee of Seagram or Joseph E. Seagram & Sons, Inc. ("JES"), or any affiliate thereof who is transferred to or otherwise becomes employed by the Company in connection with this transaction ("Transferred Employees"). Prior to such date of transfer ("Savings Plan Transfer Date"), Seller shall (i) cause the trustee of the JES Savings Plan to segregate, in accordance with the spinoff provisions set forth under Section 414(l) of the Code, the assets of the JES Savings Plan representing the full account balances therein of Company Employees for all periods of participation through the Closing Date (including, as applicable, all contributions and all earnings attributable thereto valued as of the last valuation date preceding the Savings Plan Transfer Date); (ii) make all required filings and submissions to the appropriate governmental agencies; and (iii) make all required amendments to the JES Savings Plan and related trust agreement necessary to provide for the segregation and transfer of assets described in this Section 5.6(e). On the Savings Plan Transfer Date, Seller shall cause the trustee of the JES Savings Plan to transfer to the trustee of the Tropicana Savings Plan the full account balances (inclusive of loans) of Company Employees, valued as of the last valuation date preceding the Savings Plan Transfer Date, in kind, based on those investment funds in which such account balances are then invested (including, but not limited to, the "Stock Fund" (as defined in the JES Savings Plan)); provided, however, that plan loans to Company Employees shall be transferred in the form of notes. As of the Savings Plan Transfer Date, Buyer shall cause the Tropicana Savings Plan to assume all liabilities attributable to such assets, whether incurred prior to or after the Closing Date. Following the Closing Date and during their employment with the Company, Company Employees who have outstanding loans originally made from the JES Savings Plan shall be permitted to repay such loans by way of regular deductions from their paychecks, and prior to the Savings Plan Transfer Date, Buyer or the Company (as the case may be) shall cause all such deductions to be forwarded to the JES Savings Plan as promptly as practicable. Buyer shall assume all liabilities relating to the participation of Company Employees in the JES Savings Plan. To the extent requested, Seller agrees to reasonably assist Buyer in its undertaking to establish the Tropicana Savings Plan, including making available to Buyer any relevant information or plan documentation that Seller may have developed in connection with its prior consideration of adopting a 401(k) plan for employees of the Company; provided however that Buyer shall reimburse Seller for any costs incurred in connection with providing such assistance.

                  (f) Pension Plan. Prior to the Closing Date, (i) Seller and Seagram will cause the Tropicana Retirement Income Plan ("TRIP") to assume all liabilities and obligations of the Pension Plan for the Employees of Joseph E. Seagram & Sons, Inc. and Subsidiaries (the "JES Pension Plan") associated with Company Employees, as well as with any Transferred Employees or any former employee of Seagram, JES or any affiliate thereof who is employed by the Company as of the Closing Date, effective as of the date assets are transferred with respect to such liabilities and obligations, and (ii) JES shall cause the JES Pension Plan to assume all liabilities and obligations of the TRIP associated with current employees of Seagram, JES or any affiliate thereof who were employed by the Company prior to such employment and who have accrued but unpaid benefits under the TRIP, effective as of the date assets are transferred with respect to such liabilities and obligations. On or as soon as practicable after the Closing Date, Buyer shall adopt a separate master trust (the "Tropicana Master Trust") in form reasonably satisfactory to Seller, and Seller and Seagram shall cause the Joseph E. Seagram & Sons, Inc. Master Trust (the "JES Master Trust") and any other trust which holds assets allocable to the TRIP and the Tropicana Products Inc. Pension Plan ("TROP") to transfer any and all assets allocable to the TRIP and TROP to the Tropicana Master Trust. Such assets shall be transferred in-kind as proportionate shares of each asset class held by the JES Master Trust or any other trust in which TRIP and TROP assets are then held. In addition, as soon as practicable after the Closing Date, but in no event sooner than 30 days after the filing of Form 5310-A by both plans (the "Asset Transfer Date"), (x) the JES Pension Plan shall transfer to the TRIP, in cash, an amount determined by the actuaries for the JES Pension Plan to be equal to the present value, calculated on the accumulated pension benefit obligation basis using interest rates specified by the Pension Benefit Guaranty Corporation ("APBO Basis"), of the accrued benefit, under the JES Pension Plan as of the Closing Date, of the Company Employees, the Transferred Employees and former employees of Seagram, JES or any affiliate thereof who is employed by the Company as of the Closing Date, and (y) the TRIP shall transfer to the JES Pension Plan, in cash, an amount determined by the actuaries for the JES Pension Plan to be equal to the present value, calculated on the APBO Basis, of the accrued benefit, under the TRIP, as of the Closing Date, of current employees of Seagram, JES, or any affiliate thereof who were employed by the Company prior to such employment, in either case plus interest thereon at the prime rate of The Chase Manhattan Bank for the period from the Closing Date to the Asset Transfer Date.

                  (g) Foreign Benefit Plans. As soon as practicable, with respect to the foreign pension plans and foreign employee benefit plans maintained by Seagram for any Company Employees, there will be a transfer of liabilities (and, if applicable, any related assets) to successor Company plans, performed in accordance with the requirements of applicable local law.

                  (h) Top Hat Plans. Prior to the Closing Date, (i) Seller and Seagram will cause the Company to (x) assume the liabilities, if any, of Transferred Employees under the JES Benefit Equalization Plan and (y) cause the Company executive supplemental plans to assume all liabilities and obligations of Company Employees, including Transferred Employees or any former employee of Seagram, JES or any affiliate thereof who is employed by the Company as of the Closing Date, under any executive supplemental plan maintained by Seagram, JES or any affiliate thereof, and (ii) Seller and Seagram will cause the JES executive supplemental plans to assume all liabilities and obligations of any current employee of Seagram, JES, or any affiliate thereof who were employed by the Company prior to such employment.

                  (i) Option Plans. As of the Closing Date, Seller and Seagram shall cause Company Employees to vest immediately in all outstanding unvested options under The Seagram Company Ltd. 1996 Stock Incentive Plan and The Seagram Company Ltd. 1992 Stock Incentive Plan ("Accelerated Vested Options") and Company Employees holding any vested options and Accelerated Vested Options as of the Closing Date shall be entitled to exercise any vested options or Accelerated Vested Options thereunder in accordance with the terms of such plans.

                  (j) WARN. Buyer shall not, on, or at any time prior to 90 days after, the Closing Date, effectuate a "plant closing" or "mass layoff", as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 ("WARN"), affecting in whole or in part any site of employment, facility, operating unit or employee, without notifying Seller and Seagram in advance and without complying with the notice requirements and other provisions of WARN, as well as all requirements of the corresponding laws of any state.

                  (k) Bonuses. Buyer shall pay or cause the Company to pay all amounts due on and after the Closing Date to any Company Employee under any bonus plan or program maintained by the Company, including the special bonus program for senior executives, in accordance with the terms thereof; provided that Buyer's payment obligation with respect to the special bonus program for senior executives shall not exceed $1,000,000.

                  (l) Severance Plans. Effective as of the Closing Date, Buyer shall cause the

Company to perform the Company's obligations under (i) the Severance and Change-in-Control Plan for Executives of Tropicana Products, Inc. and Affiliates and (ii) the Severance Pay Plan of Tropicana Products, Inc., in each case in accordance with the terms and conditions of each such plan as in effect as of the date of this Agreement.

                  (m)      Employment Agreement.

                           (i) As of the Closing Date, Buyer shall assume all
obligations and liabilities of Seagram and JES with respect to the letter agreement relating to the employment of Ellen R. Marram ("Marram") among Seagram, JES and Marram dated January 26, 1998 (the "Employment Letter") (a copy of which has been previously made available to Buyer) including, without limitation, any liability under the Letter Agreement arising as a result of the consummation of the transactions contemplated hereby or as a result of the termination of Marram's employment with Seagram, JES or the Company (including any payment that may become due thereunder as a result of Seagram's election not to extend the exercise period of any stock options held by Marram). Buyer shall indemnify Seagram and JES with respect to any liability that either may incur with respect the Employment Letter. Seagram agrees that it will not amend or modify the Employment Letter without the written consent of the Buyer.

                           (ii) Notwithstanding clause (i) of this Section
5.6(m), upon Buyer's notification to Seagram in writing of (x) Marram's commencement of employment with the Company or its Affiliates following the Closing Date, should Marram be offered and accept continued employment with the Company or its Affiliates following the Closing Date, or (y) the Buyer's determination not to offer Marram, or Marram's refusal to accept, continued employment with the Company or its Affiliates following the Closing Date, Seagram shall pay to the Company (or, if instructed by the Company in advance in writing, to Marram) the amount of $2,600,000 (the "Payment Amount") in order partially to fund (A) if clause (x) above is applicable, the Company's (or its Affiliate's) ongoing compensation obligation to Marram (the "Compensation Obligation") and (B) if clause (y) above is applicable, the Buyer's severance obligation to Marram (the "Severance Obligation"); provided that in the event any of the Buyer, the Company or any of their Affiliates is entitled to a tax deduction with respect to the payment of the Compensation Obligation or the Severance Obligation to Marram, as applicable (or, in connection with Seagram's payment of the Payment Amount directly to Marram), then the amount of the Payment Amount shall be reduced by an amount equal to the product of (I) the amount of such tax deduction times (II) the highest marginal rate of tax paid or payable by the taxpayer claiming such deduction for the taxable year of such taxpayer in which the Payment Amount is to be paid.


                  SECTION 5.7. Public Disclosures. On or prior to the Closing Date, neither Seller or Seagram, on the one hand, nor Buyer, on the other hand, will issue (or cause any of its controlled affiliates to issue) any press release or make any other public disclosures concerning this transaction or the contents of this Agreement without the prior consultation with the other party. Notwithstanding the above, nothing in this Section will preclude any party from making any disclosures required by law, regulation or the rules of any applicable securities exchange or necessary and proper in conjunction with the filing of any tax return or other document required to be filed with any federal, state or local governmental body, authority or agency.

            SECTION 5.8. Transition Services; Future Far-East Arrangements; Subleases; Insurance Arrangements. (a) Prior to the Closing Date, Seagram and the Buyer shall negotiate in good faith an agreement, substantially in the form of Exhibit A hereto (the "Transition Services Agreement"), pursuant to which Seagram will agree to provide, and the Company will agree to purchase, the transition services specified therein at the price, for the period and on the other terms specified therein. On or prior to the Closing Date, Seagram will, and Seller and Seagram will cause the Company to, execute the Transition Services Agreement.

            (b) On or prior to the Closing Date, (i) Seagram (or one or more of its affiliates) will, and Seller and Seagram will cause the Company to, execute trademark and technical assistance agreements (the "India Trademark and Assistance Agreement" and the "China Trademark and Assistance Agreement", respectively), pursuant to which Seagram (or such affiliates), on the one hand, and the Company, on the other hand, will agree that the Company and its subsidiaries will grant to the respective parties to such agreements a license to use the "Tropicana" name and provide or cause to be provided the technical assistance and other arrangements designated therein at the price, for the period and on the other terms specified in the Statement of Indicative Terms attached hereto as Exhibit B-1, and (ii) Seagram (or one or more of its affiliates) will, and Seller and Seagram will cause the Company to, execute a joint venture agreement (the "India JV Agreement"), pursuant to which Seagram (or such affiliates), on the one hand, and the Company, on the other hand, will agree to the creation of a joint venture for the operation of a new Indian technology center and other arrangements designated therein for the period and on the other terms specified in the Statement of Indicative Terms attached hereto as Exhibit B-2. Seller and Seagram agree to promptly provide to Buyer access to and copies of, with an opportunity to review and (to the extent reasonably practicable) discuss the same prior to the effectiveness thereof, all material agreements, filings, instruments and other documents related to the India Trademark and Assistance Agreement, the China Trademark and Assistance Agreement and the India JV Agreement.

            (c) On or prior to the Closing Date, Seagram (or one or more of its affiliates) will, and Seller and Seagram will cause the Company to, enter into subleases (collectively, the "Seagram Subleases"), pursuant to which Seagram (or such affiliates), on the one hand, and the Company, on the other hand, will agree that the Company and its subsidiaries will sublease certain office space from Seagram and its subsidiaries, at lease rentals, for the period and on the other terms specified for each applicable lease location in the Statement of Indicative Terms attached hereto as Exhibit C.

            (d) To the extent that (i) there are third party insurance policies maintained by Seagram or its affiliates covering any loss or liability relating to the Business and arising out of an occurrence prior to the Closing (such loss or liability, an "Insured Loss") and (ii) such third-party insurance policy continues after the Closing to permit claims to be made with respect to such Insured Loss, Seller and Seagram agree to cooperate with Buyer and the Company and the Company's subsidiaries in submitting claims on their behalf under such insurance policies with respect to such Insured Losses; provided that Buyer agrees to reimburse, indemnify and hold Seller, Seagram and Seagram's affiliates harmless from all liabilities, costs and expenses actually incurred by them as a result of any such claim. Buyer acknowledges and agrees that prior to January 1, 1998, workers compensation and general liability exposures of the Company were insured by self insurance, retrospectively rated insurance programs, third party insurance programs or combinations thereof and, to the extent that such arrangements associated with

Company claims made before the Closing result in liabilities, costs or expenses to the Seller or Seagram after the Closing, Buyer agrees to reimburse, indemnify and hold the Seller, Seagram and their affiliates harmless. Subject to the first sentence of this Section 5.8(d), Buyer further acknowledges and agrees that all insurance protection currently in place for the benefit of the Company, including, but not limited to self-insured and third party insurance programs, will terminate as of the Closing.

            SECTION 5.9. Transferred Assets and Subsidiaries. (a) On or prior to the Closing, Seller and Seagram will use all reasonable efforts to have caused to be transferred or otherwise contributed all of the Transferred Assets and Transferred Subsidiaries to the Company or its subsidiaries so that the Company or its subsidiaries will acquire good and valid title to all such Transferred Assets and Transferred Subsidiaries, free and clear of any Liens, other than Permitted Liens and any Liens created by Buyer in connection with the Closing; provided that, with respect to the Transferred Assets and Transferred Subsidiaries identified on Schedule 1.1 which are located in Taiwan and Argentina, Seller and Seagram shall be permitted to consummate the transfer and conveyance of such Transferred Assets and Transferred Subsidiaries as promptly as possible following the Closing, pending the due incorporation and formation of subsidiaries to be domiciled in such jurisdictions and pending receipt of consents or approvals necessary for such transfer and conveyance.

            (b) Notwithstanding any provisions of this Agreement to the contrary, neither this Agreement nor the consummation of the transactions contemplated hereby shall constitute an agreement to assign or an assignment of any Transferred Assets and Transferred Subsidiaries, or any other assets or properties of the Company or its subsidiaries, or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto or any governmental entity, would constitute a breach thereof or in any way adversely affect the respective rights or obligations of Seller, Seagram, Buyer or their respective affiliates thereunder. If any such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect in any material respect the respective rights or obligations of Seller, Seagram, Buyer or their respective affiliates thereunder, Seller and Seagram shall use all reasonable efforts (i) to provide to Buyer all economic benefits under any such Transferred Assets and Transferred Subsidiaries (or such other assets or properties) as if the same had been assigned to Buyer and (ii) to obtain as soon as practicable the consent or approval of any such third party or governmental entity to the assignment of such Transferred Assets and Transferred Subsidiaries (or such other assets or properties) and to transfer the same to Buyer.

            SECTION 5.10. Repayment of Intercompany Advances and Receivables.
(a) On or prior to the Closing Date, Seller and Seagram shall deliver to Buyer a schedule (a "Closing Intercompany Receivables and Loans Schedule") identifying the aggregate outstanding amount (including, where applicable, the accrued and unpaid interest thereon) of each of the "net receivable from related parties" and the "long-term loans from affiliated companies" (which shall include "income and other taxes") of the Company and its subsidiaries as of the Closing Date. On or prior to the Closing Date, based on the Closing Intercompany Receivables and Loans Schedule, Seller and Seagram shall cause to be repaid such net receivable from related parties and such long-term loans from affiliated companies designated thereon by (i) in the case of such net receivable from related parties, paying, in cash by wire transfer of immediately available funds, the full amount in respect thereof to the Company or its subsidiaries, and (ii) in the case of such long-term loans from affiliated companies, making a capital contribution of funds in an amount equal to the difference between the outstanding balance of such long-term loans (including all accrued and unpaid interest thereon) and the amount of such net receivable from related parties and causing the amounts paid to the Company pursuant to clause (i) and (ii) to be applied to the repayment in full of such long-term loans (and accrued and unpaid interest).

            (b) Seller and Seagram shall also provide to Buyer an estimate of the "net receivable from related parties" and the "long-term loans from affiliated companies" of the Company and its subsidiaries, in each as of the second business day prior to the Closing Date.

            SECTION 5.11. Financing. If Buyer requires financing to consummate the transactions contemplated by this Agreement, Buyer will use its best efforts to obtain such financing on and subject to substantially the same terms and conditions as those previously set forth in the Commitment Letters. Buyer shall use its best efforts to satisfy at or before the Closing all requirements which are conditions to its closing all transactions constituting its financing for the consummation of the transactions contemplated by this Agreement and to its drawing down the cash proceeds thereunder.

            SECTION 5.12. Buyer Acceptance of Business; Parties' Indemnification for Future Losses. (a) Subject to the terms and conditions hereof, at the Closing, Buyer acknowledges and agrees that it will take possession and ownership of the Company Assets by operation of the purchase of the Shares pursuant to this Agreement on an "as is, where is" basis. All other warranties, express or implied, including without limitation any implied warranties of merchantability and fitness for a particular purpose are expressly disclaimed.

            (b) Following the Closing and except as provided for Taxes pursuant to Article VII, Buyer shall cause the Company to indemnify, defend and hold Seller, Seagram and Seagram's affiliates (other than the Company and its subsidiaries) and their respective officers, directors, employees, agents and representatives harmless from any and all liabilities, damages, expenses, losses or other claims (including, without limitation, reasonable attorneys' fees and expenses) ("Losses"), directly or indirectly, suffered or paid that arise out of or relate to the Company Assets (whether such Losses relate to events, occurrences or circumstances occurring or existing, or whether such Losses are asserted, before, on or after the Closing Date); provided that Buyer shall not provide indemnity hereunder in respect of any matter for which Seller and Seagram are required to provide indemnity under Section 5.12(c) below.

            (c) Following the Closing and except as provided for Taxes pursuant to Article VII, Seller and Seagram, jointly and severally, shall indemnify, defend and hold the Company, Buyer and Buyer's affiliates and their respective officers, directors, employees, agents and representatives harmless from any and all Losses, directly or indirectly, suffered or paid that arise out of or relate to assets, properties or businesses of Seller or Seagram or any of Seagram's subsidiaries that are not part of the Company Assets (whether such Losses relate to events, occurrences or circumstances occurring or existing, or whether such Losses are asserted, before, on or after the Closing Date).

            (d) If any claim for which the party from whom indemnification is sought (an "Indemnifying Party") is asserted by any third party against or sought to be collected from any party indemnified hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Indemnifying Party of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim); provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. The Indemnifying Party shall have 30 days after receipt of such notice to assume the conduct and control, through counsel reasonably acceptable to the Indemnified Party and at the expense of the Indemnifying Party, of the settlement or defense thereof; provided that the Indemnifying Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by the Indemnified Party so long as the fees and expenses of such counsel are borne by the Indemnified Party. So long as the Indemnifying Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim; provided that the Indemnified Party may pay or settle any such claim if the Indemnified Party waives its right to indemnification hereunder in respect of such claim. If the Indemnifying Party does not notify the Indemnified Party within 30 days after the receipt of the Indemnified Party's notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, pay or settle the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement. The Indemnifying Party shall not, except with the consent of the Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the unconditional release of the Indemnified Party from all liability with respect to the related claim. The obligations to indemnify and hold harmless pursuant to this Section 5.12 shall survive the consummation of the transactions contemplated hereby.


                                   ARTICLE VI
                              CONDITIONS PRECEDENT

            SECTION 6.1. Conditions Precedent to Obligations of Parties. The respective obligations of the parties hereto are subject to the satisfaction (or, if applicable, waiver), at or prior to the Closing, of each of the following conditions:

            (a) No Injunctions. No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect enjoining or otherwise materially impairing the consummation of the transactions contemplated by this Agreement.

            (b) Governmental Approvals. The waiting period applicable to the purchase and sale of the Shares under the HSR Act shall have been terminated or shall have expired, and the Foreign Antitrust Approvals shall have been obtained.

            SECTION 6.2. Conditions Precedent to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Buyer) at or prior to the Closing of each of the following additional conditions:

            (a) Accuracy of Representations and Warranties. The representations and warranties of Seller and Seagram contained herein which are qualified as to materiality shall be true and correct in all respects, and those representations and warranties of which are not so qualified shall be true and correct in all material respects, in each case, on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such date.

            (b) Performance of Agreements. Each of Seller and Seagram shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

            (c) Certificate. Buyer shall have received a certificate of Seller and Seagram, dated the Closing Date, executed on behalf of Seller and Seagram by authorized officers of each of them, to the effect that the conditions specified in paragraphs (a) and (b) above have been fulfilled.

            (d) Related Agreements. Buyer shall have received duly executed counterparts by Seagram (or one or more of its affiliates) of each (i) the Transition Services Agreement, (ii) the India Trademark and Assistance Agreement, (iii) the India JV Agreement, (iv) the China Trademark and Assistance Agreement, (v) the Marram Agreement and (vi) the Seagram Subleases, and each of such agreements and subleases shall be in full force and effect.

            SECTION 6.3. Conditions Precedent to the Obligation of Seller and Seagram. The respective obligations of Seller and Seagram to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Seller and Seagram) at or prior to the Closing of each of the following additional conditions:

            (a) Accuracy of Representations and Warranties. The representations and warranties of Buyer contained herein which are qualified as to materiality shall be true and correct in all respects, and those representations and warranties of which are not so qualified shall be true and correct in all material respects, in each case, on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such date.

            (b) Performance of Agreements. Buyer shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

            (c) Certificate. Seller and Seagram shall have received a certificate of Buyer, dated the Closing Date, executed on behalf of Buyer by an authorized officer, to the effect that the conditions specified in paragraphs (a) and (b) above have been fulfilled.

            (d) Related Agreements. Seller and Seagram shall have received duly executed counterparts by the Company of each (i) the Transition Services Agreement, (ii) the India Trademark and Assistance Agreement, (iii) the India JV Agreement, (iv) the China Trademark and Assistance Agreement, (v) the Marram Agreement and (vi) the Seagram Subleases, and each of such agreements and subleases shall be in full force and effect.


                                   ARTICLE VII
                                   TAX MATTERS

            SECTION 7.1. Tax Indemnities. (a) From and after the Closing Date, without duplication, Seller and Seagram shall indemnify Buyer and the Company and their Affiliates against all Taxes (including reasonable attorneys' and accountants' fees and other reasonable out-of-pocket expenses incurred in connection therewith, but reduced by any Tax benefit that Buyer, the Company or their Affiliates realized as a result of the payment of any such Taxes) imposed on or payable by the Company or any of its subsidiaries (i) with respect to any taxable period or portion thereof that ends on or before the Closing Date (including any Taxes allocated to such period under Section 7.1(d) hereof); (ii) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign law) by reason of the Company or any of its subsidiaries being included in any consolidated, affiliated, combined or unitary or other similar group of which J.E. Seagram Corp. is the common parent at any time on or before the Closing Date or (iii) pursuant to any contract or agreement with any third party for indemnification of Taxes. No indemnity shall be provided under this Agreement for any Taxes resulting from any transaction of the Company or any of its subsidiaries occurring after the Closing Date or on the Closing Date after the Closing that is not in the ordinary course of business, provided, however that any Taxes resulting from any transactions contemplated by Section 5.9 shall be subject to the terms of the indemnification provisions set forth in the first sentence of this Section 7.1(a).

            (b) From and after the Closing Date, without duplication, Buyer shall, and shall cause the Company to, indemnify Seagram and its Affiliates against all Taxes (including reasonable attorneys' and accountants' fees and other reasonable out-of-pocket expenses incurred in connection therewith but reduced by any Tax benefit that Seller, Seagram or any of their affiliates realized as a result of the payment of any such Taxes) imposed on the Company and its subsidiaries, which Taxes are not subject to indemnification pursuant to
Section 7.1(a), including, but not limited to, Taxes (i) resulting from any transaction of the Company and its subsidiaries occurring after the Closing Date or on the Closing Date after the Closing that is not in the ordinary course of business or (ii) with respect to any taxable period or portion thereof that begins after the Closing Date (including any Taxes allocated to such period under Section 7.1(d) hereof).

            (c) Payment by the indemnitor of any amount due under this Section
7.1 shall be made within ten days following written notice by the indemnitee that payment of such amounts to the appropriate Tax Authority is due, provided that the indemnitor shall not be required to make any payment earlier than two days before it is due to the appropriate Tax Authority. If Seller receives an assessment or other notice of Taxes due with respect to the Company or any of its subsidiaries for any period for which Seller is not responsible, in whole or in part, pursuant to Section 7.1(a), then Buyer shall pay such Tax, or if Seller pays such Tax, then Buyer or the Company shall pay to Seller, in accordance with the first sentence of this Section

7.1(c), the amount of such Tax for which Seller is not responsible. In the case of a Tax that is contested in accordance with the provisions of Section 7.3, payment of the Tax to the appropriate Tax Authority will not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Taxing Authority or court. Final determination shall have the meaning as set forth in Section 1313(a) of the Code.

            (d) Seller and Buyer shall, to the extent permitted by applicable law and except as otherwise provided herein, elect with the relevant Taxing Authority to close the taxable period of the Company and its subsidiaries at the end of the day on the Closing Date. For purposes of this Agreement, in the case of any Tax that is imposed on a periodic basis and is payable for a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of such Taxes which is payable for the portion of such taxable period ending on the Closing Date shall be (i) in the case of any Tax other than a Tax based upon or measured by income or receipts, the amount of such Tax for the entire taxable period (or, in the case of such Taxes determined on an arrears basis, the amount of such Tax for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of days in the portion of such taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period and (ii) in the case of a Tax based upon or measured by income or receipts, the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credit or refund resulting from an overpayment of Taxes shall be prorated based upon the method employed in the immediately preceding sentence. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.1(d) shall be computed by reference to the level of such items on the Closing Date. The taxable period of any partnership or other pass-through entity in which the Company or any subsidiary is a partner or other beneficial interest holder shall be deemed to terminate on the Closing Date. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Company and its subsidiaries.

            SECTION 7.2. Refunds and Tax Benefits. (a) Subject to Section 7.2(b), Buyer shall promptly pay to the Seller the amount of any refund or credit or offset (including any interest paid or credited or any offset allowed with respect thereto but reduced by any Taxes that Buyer, the Company or any subsidiary shall be required to pay with respect thereto) received or used, in the case of a credit or offset, by the Buyer, the Company or any subsidiary of Taxes (i) relating to taxable periods or portions thereof ending on or before the Closing Date (including any Taxes allocated to such period under Section 7.1(d) hereof) or (ii) attributable to an amount paid by the Seller under
Section 7.1 hereof. The amount of any refunds or credits or offsets (including any interest paid or credited with respect thereto) received by Buyer, the Company or any subsidiary shall be for the account of Buyer if the refund, credit or offset is of Taxes relating to taxable periods or portions thereof that begin on or after the Closing Date (including any Taxes allocated to such period under Section 7.1(d) hereof). Buyer shall, if Seller so requests and at Seller's expense, cause the relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which Seller is entitled under this Section 7.2; provided, however, that Buyer must consent to any such refund claim, which consent may not be unreasonably withheld; and provided further that neither Seller nor any affiliate of Seller shall, without the prior written consent of Buyer, which consent may not be unreasonably withheld, file or cause to be filed any amended Tax return or claim for Tax refund with respect to the Company or any of its subsidiaries for any period ending on or before the Closing Date, to the extent that any such filing may have a material adverse effect on the Tax liability of the Buyer, the Company or its subsidiaries (for this purpose, withholding of consent shall be reasonable if such refund claim could reasonably be expected to have a material tax cost or otherwise materially adversely affect Buyer, the Company, the Company's subsidiaries or any of their Affiliates).

            (b) Buyer shall, and Buyer shall cause the Company to, make any and all elections under section 172(b)(3) of the Code and under any comparable provision of any state, local and foreign tax law in any state, locality, or foreign jurisdiction within which the Company or any of its subsidiaries file a combined, unitary or similar return with Seller or any of its Affiliates (other than the Company or any of its subsidiaries) to relinquish the entire carryback period with respect to any net operating loss attributable to the Company or any of its subsidiaries in any taxable period beginning after the Closing Date that could be carried back to a taxable year of the Company or any such subsidiary ending on or before the Closing Date. Neither Seller nor any Affiliate thereof shall be required to pay to Buyer, the Company or any subsidiary any refund or credit of Taxes that results from the carryback to any taxable period ending on or before the Closing Date of any net operating loss, capital loss or tax credit attributable to the Company or any of its subsidiaries in any taxable period beginning after the Closing Date, except that (i) the Company or any of its subsidiaries that have not filed combined, unitary or similar returns with the Seller or any of its Affiliates (other than the Company or any of its subsidiaries) shall be entitled to carry back losses or tax credits from any taxable period beginning on or after the Closing Date to any taxable period of such Company ending on or prior to the Closing Date, but only if such carryback would not impose a material Tax cost or otherwise materially adversely affect Seller or any of its Affiliates and (ii) if, notwithstanding any election pursuant to this Section 7.2(b), any credit, deduction or loss of Buyer, the Company or any subsidiary arising in any period ending after the Closing Date is required to be carried back and included in any Return of Seller, or any affiliate of Seller (including the Company or any subsidiary), for any period ending on or before the Closing Date, then Seller shall pay to Buyer an amount equal to the actual Tax savings produced by such credit, deduction or loss; provided, however, that any credit, deduction or loss of Seller shall be used before any credit, deduction or loss of Buyer the Company or any subsidiary; and provided further that Seller must consent to any such refund claim, which consent may not be unreasonably withheld (for this purpose, withholding of consent shall be reasonable if such refund claim could reasonably be expected to have a material tax cost or otherwise materially adversely affect Seller or any of its affiliates).

            SECTION 7.3. Contests. (a) After the Closing Date, each of Seller and Buyer shall promptly notify the other party in writing upon receipt of written notice of the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on Seller, Buyer or the Company or any subsidiary which, if determined adversely to the taxpayer or after the lapse of time, would be grounds for indemnification by the other party under Section
7.1. Such notice shall contain factual information (to the extent known to the notifying party) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of any such asserted Tax liability. If the indemnitee under
Section 7.1 fails to give the indemnitor under Section 7.1 prompt notice of an asserted Tax liability as required by this Section 7.3, then the indemnitor shall not have any obligation to indemnify for any loss arising out of such asserted Tax liability, but only to the extent that failure to give such notice results in a detriment to the indemnitor.

            (b) In the case of an audit or administrative or judicial proceeding that relates to a period ending on or before the Closing Date, Seller shall have the sole right, at its expense, to control the conduct of such audit or proceeding; provided, however, that Seller shall consult with Buyer to the extent any proposed adjustment may have a material adverse effect on the Taxes of Buyer or the Company for taxable periods beginning after the Closing Date. Buyer shall control the defense and settlement of any contest relating to taxable periods or portions thereof that begin on or after the Closing Date, provided, however, Buyer shall consult with Seller to the extent any proposed adjustment may have a material adverse effect on the Taxes of Seller for taxable periods beginning before the Closing Date.

            (c) With respect to periods beginning before the Closing Date and ending after the Closing Date, (i) each party may participate in an audit or proceeding which relates to any such period and (ii) such audit or proceeding shall be controlled by that party which would bear the burden of the greater portion of the sum of the adjustment; provided that neither party shall settle any such audit or proceeding without the consent of the other, which consent shall not be unreasonably withheld. The principle set forth in the preceding sentence shall govern also for purposes of deciding any issue that must be decided jointly (in particular, choice of judicial forum) in situations in which separate issues are otherwise controlled hereunder by the Buyer and Seller.

            SECTION 7.4. Preparation of Tax Returns. (a) Seller shall timely prepare and file any Tax Returns relating to the Company and its subsidiaries for any taxable periods that end on or prior to the Closing Date (the "Seller Returns") and timely pay when due all Taxes relating to such Returns. The Seller Returns shall be prepared in a manner consistent with the prior practice of the Company and its subsidiaries (except to the extent Seller determines that there is no reasonable basis therefor). In the case of any Tax Return for a period that includes, but does not end on, the Closing Date (the "Buyer Returns"), Buyer shall prepare or cause the Company to prepare such Buyer Returns in a manner consistent with the prior practice of the Company and its subsidiaries (except to the extent Buyer determines that there is no reasonable basis therefor) and Buyer shall deliver such Buyer Returns to the Seller at least 14 days before such return is due to be filed (taking into account any extensions of time to file such return that have been properly obtained) for Seller's review and comment. Seller shall reimburse Buyer for any Taxes on the Buyer Return owed by Seller pursuant to Sections 7.1(a) and 7.1(d). Buyer shall prepare and file or cause the Company to prepare and file any Tax return relating to the Company or any of its subsidiaries for any taxable periods that begin on or after the Closing Date.

            (b) Seller shall have the right to object to any items set forth on the Buyer Returns within seven days of the delivery of a particular return. In the event of such an objection, the parties shall attempt in good faith to resolve the dispute. If the parties cannot resolve any such dispute, the items remaining in dispute shall be submitted to an independent accounting firm of international reputation selected by, and mutually acceptable to, Seller and Buyer. The independent accounting firm so selected shall determine the proper amounts for the items remaining in dispute and Buyer and Seller shall be bound by the determination by the independent accounting firm absent manifest error. The independent accounting firm shall make any such determination within seven days after submission of the remaining disputed items. If a Tax Return is due before the date a disputed item is resolved hereunder, it shall be filed as prepared and resolved items shall be reflected on an amended return.

            SECTION 7.5. Cooperation and Exchange of Information. Seller and Buyer will provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Any information obtained under this Section 7.5 shall be kept confidential, except as may be otherwise necessary in connection with the filing of returns or claims for refund or in conducting an audit or other proceeding.

            SECTION 7.6. Tax Sharing Arrangements. Any and all existing Tax sharing, allocation, compensation or like agreements or arrangements, whether or not written, that include the Company or any subsidiary, including without limitation any arrangement by which the Company or any subsidiary makes compensating payments to each other or any other member of any affiliated, consolidated, combined, unitary or other similar Tax group for the use of certain tax attributes, shall be terminated as of the day before the Closing Date (pursuant to a writing executed on or before the Closing Date by all parties concerned) and shall have no further force or effect. All liabilities of the Company or any subsidiary or affiliate of Seller (for Taxes or otherwise pursuant to such agreements or arrangements) shall be canceled on or prior to the Closing Date. Any and all powers of attorney relating to Tax matters concerning the Company or any subsidiary shall be terminated as to the Company or any subsidiary on or prior to the Closing Date and shall have no further force or effect.

            SECTION 7.7. Indemnity Payments to be Treated as Purchase Price Adjustments. Seller, Seagram and Buyer agree that any payments pursuant to Sections 7.1 and 7.2 hereof shall be treated as adjustments to the Purchase Price.


                                  ARTICLE VIII
                        TERMINATION, AMENDMENT AND WAIVER

            SECTION 8.1. Termination; Effect of Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

            (i) by mutual written consent of the parties hereto;

            (ii) by Seller and Seagram, on the one hand, or Buyer, on the other hand, if the Closing does not occur on or prior to October 31, 1998; provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement, or whose breach of any representation or warranty by it set forth herein, has been the cause of, or resulted in, the failure of the Closing to have occurred on or before such date;

            (iii) by Seller and Seagram, on the one hand, or Buyer, on the other hand, by written notice to the other party if:

                  (A) the other party has (and the terminating party shall not have) failed to perform and comply with, in all material respects, all material agreements, covenants and conditions hereby required to have been performed or complied with by such party prior to the time of such termination, and such failure shall not have been cured within 10 days following notice of such failure; or

                  (B) any event shall occur after the date hereof that shall have made it impossible to satisfy a condition precedent to the terminating party's obligations to consummate the transactions contemplated by this Agreement, unless the occurrence of such event shall be due to the failure of the terminating party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such party prior to the Closing.

            (b) If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Sections 5.2(b), 5.7 and Article IX. Nothing in this
Section 8.1 shall be deemed to release any party from any liability for any willful breach by such party of the terms and provisions of this Agreement.

            SECTION 8.2. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any of the parties hereto may, by an instrument in writing signed on behalf of such party, waive compliance by any other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.


                                   ARTICLE IX
                                  MISCELLANEOUS

            SECTION 9.1. Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing Date or the earlier date of termination of this Agreement pursuant to Section 8.1, as the case may be, except that (i) the representations contained in Sections 3.1, 3.2, 3.4 and 4.1 shall survive the Closing, (ii) agreements contained in Sections 5.2(b), 5.6, 5.8, 5.9 and 5.12, Article VII and this Article IX shall survive the Closing Date and (iii) the agreements contained in Sections 5.2(b) and 5.7 and this Article IX shall survive any termination. Any and all breaches of any party's representations and warranties hereunder shall be deemed waived as of the Closing, except in respect of the Sections specifically identified in the preceding sentence.

            SECTION 9.2. Fees and Expenses. Whether or not the transactions contemplated hereby are consummated, each of the parties hereto shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Agreement, including attorneys', accountants' and other advisors' fees and the fees and expenses of any broker, finder or agent retained by such party in connection with the transactions contemplated by the Agreement.

            SECTION 9.3. Transfer Taxes. Buyer shall assume liability for and pay the first $20,000 of sales, use, transfer, recording or similar taxes ("Transfer Taxes") required to be paid in connection with the transactions described in this Agreement; and Buyer and Seller shall share equally any Transfer Taxes in excess thereof provided however that Seller shall assume liability for and pay all Transfer Taxes required to be paid in connection with the transactions contemplated in Section 5.9.

            SECTION 9.4. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered by hand, (ii) two business days after it is mailed, certified or registered mail, return receipt requested, with postage prepaid, (iii) when sent by telex, telegram or telecopy or (iv) one business day after it is sent by Express Mail, Federal Express or other courier service, as follows:

            (a)   if to Seller or Seagram:

                  c/o Joseph E. Seagram & Sons, Inc.
                  375 Park Avenue
                  New York, New York  10152
                  Attention:  Daniel R. Paladino, Esq.
                  Telephone:  (212) 572-1345
                  Telecopy:  (212) 572-1398

                  with a copy to:

                  Simpson Thacher & Bartlett
                  425 Lexington Avenue
                  New York, New York  10017
                  Attention:  Sarah E. Cogan, Esq.
                  Telephone:  (212) 455-3575
                  Telecopy:  (212) 455-2502

            (b)   if to Buyer, to it at:

                  PepsiCo, Inc.
                  700 Anderson Hill Road
                  Purchase, New York  10577
                  Attention:  Indra Nooyi
                  Telephone:  (914) 253-2556
                  Telecopy:  (914) 253-3803

                  with a copy to:

                  W. Timothy Heaviside, Esq.
                  c/o PepsiCo, Inc.
                  700 Anderson Hill Road
                  Purchase, New York  10577
                  Telephone:  (914) 253-2310
                  Telecopy:  (914) 253-2752

or to such other persons or addresses as any party shall specify as to itself by notice in writing to the other parties.

            SECTION 9.5. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), together with the Confidentiality Agreement, constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

            SECTION 9.6. Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

            SECTION 9.7. Assignability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

            SECTION 9.8. Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

            SECTION 9.9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

            SECTION 9.10. GOVERNING LAW. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

            SECTION 9.11. Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

            SECTION 9.12. Consent to Jurisdiction. Each of the parties hereto, irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto, further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth in Section 9.4 shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the United States District Court for the Southern District of New York or (b) the Supreme Court of the State of New York, New York County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                           SEAGRAM ENTERPRISES, INC.


                           By:  /s/ John R. Preston
                                --------------------------------------------
                                Name:  John R. Preston
                                Title: Vice President & Treasurer


                           THE SEAGRAM COMPANY LTD.


                           By:    /s/ Robert W. Matschullat
                                --------------------------------------------
                                Name:  Robert W. Matschullat
                                Title: Vice Chairman & Chief Financial
                                       Officer

                           PEPSICO, INC.


                           By:    /s/  Roger A. Enrico
                                --------------------------------------------
                                Name:  Roger A. Enrico
                                Title: Chairman and Chief Executive Officer